News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
April 22, 2021

Manulife Financial announces Conversion Privileges for its
Series 3 and Series 4 Class 1 Preferred Shares

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it does not intend to exercise its right to redeem all or any of its currently outstanding 6,335,831 Non-cumulative Rate Reset Class 1 Shares Series 3 (the “Series 3 Preferred Shares”) (TSX: MFC.PR.F) or 1,664,169 Non-cumulative Floating Rate Class 1 Shares Series 4 (the “Series 4 Preferred Shares”) (TSX: MFC.PR.P) on June 19, 2021.
As a result, subject to certain conditions described in the prospectus supplement dated March 7, 2011 relating to the issuance of the Series 3 Preferred Shares and Series 4 Preferred Shares (the “Prospectus”), the holders of the Series 3 Preferred Shares have the right, at their option, to convert all or part of their Series 3 Preferred Shares on a one-for-one basis into Series 4 Preferred Shares on June 19, 2021. As well, subject to certain conditions, the holders of Series 4 Preferred Shares have the right to convert all or part of their Series 4 Preferred Shares on a one-for-one basis into Series 3 Preferred Shares on June 19, 2021. Holders who do not exercise their right to convert their Series 3 Preferred Shares into Series 4 Preferred Shares will retain their Series 3 Preferred Shares. Holders who do not exercise their right to convert their Series 4 Preferred Shares into Series 3 Preferred Shares will retain their Series 4 Preferred Shares.
Beneficial owners of Series 3 Preferred Shares and Series 4 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on June 4, 2021.
The foregoing conversions are subject to the conditions that: (i) if, after June 4, 2021, Manulife determines that there would be less than 1,000,000 Series 3 Preferred Shares outstanding on June 19, 2021, then all remaining Series 3 Preferred Shares will automatically be converted into an equal number of Series 4 Preferred Shares on June 19, 2021, and (ii) if, after June 4, 2021, Manulife determines that there would be less than 1,000,000 Series 4 Preferred Shares outstanding on June 19, 2021, then all remaining Series 4 Preferred Shares will automatically be converted into an equal number of Series 3 Preferred Shares. In either case, Manulife shall give written notice to that effect to any registered holders of Series 3 and Series 4 Preferred Shares on or before June 7, 2021.
The dividend rate applicable to the Series 3 Preferred Shares for the 5-year period commencing on June 20, 2021, and ending on June 19, 2026, and the dividend rate applicable to the Series 4 Preferred Shares for the 3-month period commencing on June 20, 2021, and ending on September 19, 2021, will be determined and announced by way of a news release on May 21, 2021. Manulife will also give written notice of these dividend rates to the registered holders of Series 3 Preferred Shares and Series 4 Preferred Shares.
Conversion inquiries should be directed to Manulife’s Registrar and Transfer Agent, AST Trust Company (Canada), at 1-800-783-9495.
The Series 3 Preferred Shares and the Series 4 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of December 31, 2020, we had $1.3 trillion (US$1.0 trillion) in assets under management and administration, and in the previous 12 months we made $31.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Odette Coleman Manulife 416 819-6938 odette_coleman@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com